February 20, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, D.C. 20549

Re:	Virtuoso Surgical, Inc. Withdrawal of Offering Statement on Form 1-A POS File No. 024-11915

Ladies and Gentlemen:

In accordance with Rule 259 under the Securities Act of 1933, as amended, Virtuoso Surgical, Inc., a Tennessee corporation (the “Company”), hereby respectfully requests the immediate withdrawal of its offering statement on Form 1-A POS (File No. 024-11915) (the “Post-Qualification Amended Offering Statement”), filed with the Securities and Exchange Commission (the “Commission”) on August 22, 2023.

The Company is requesting the consent of the Commission to the withdrawal of the Post-Qualification Amended Offering Statement because the Company has determined that it is not in the best interest of the Company to continue with the offering. The Post-Qualification Amended Offering Statement has not been qualified by the Commission, and no securities were sold thereunder.

Sincerely,

/s/ S. Duke Herrell
S. Duke Herrell
Chief Executive Officer